

March 13, 2015

Mr. Arun Nayar
Executive Vice President and Chief Financial Officer
Tyco International plc
Unit 1202 Building 1000 City Gate
Mahon, Cork Ireland

> **Re:** **Tyco International plc**
> **Form 10-K for the Fiscal Year Ended September 26, 2014**
> **Filed November 14, 2014**
> **Form 10-Q for the Fiscal Quarter Ended December 26, 2014**
> **Filed January 30, 2015**
> **File No. 001-13836**

Dear Mr. Nayar:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Consolidated Statements of Cash Flows, pages 74-75</u>

1. Please revise as follows:

    - Include a line item for the gross amount of the non-cash charge which increased your total gross asbestos liabilities per the schedule on page 106. This amounted to $550 million in fiscal 2014.
    - Clarify the nature of "transfer from discontinued operations" in Note 3.

3. Divestitures, page 85

2.   As disclosed, you recognized a gain of $1.0 billion, net of a $212 million charge related to the "indemnification at fair value for certain tax related matters borne by the buyer *that are probable of being paid*." Please tell us your basis for recognizing a gain based on the probability of the indemnification event, what your underlying estimates are concerning this indemnification, when and how you expect the indemnification to occur, and whether some portion of the indemnification relates to your tax deficiency per your disclosure on page 94, and if so, if you had already accrued the corresponding liability.

Effective Income Tax Rate, page 40
6. Income Taxes, page 91

3.   We note your tax benefit from non-U.S. net earnings as depicted in the tax reconciliation table. Please discuss and disclose in your MD&A the identities of specific jurisdictions that materially affect your effective tax rate (currently, 3.9%), the tax rates and incentives in those specific jurisdictions, earnings within those jurisdictions and information about the effects of such foreign jurisdictions (e.g., magnitude, mix), including but not limited to Ireland, on the current and future effective tax rate.

Form 10-Q for the Fiscal Quarter Ended December 26, 2014

Other Claims, page 23

4.   Per your disclosure, on January 9, 2015, the Company completed a series of restructuring transactions related to the establishment and funding of a dedicated structure pursuant to which the Company acquired the assets of Grinnell and transferred cash and other assets totaling approximately $278 million (not including $22 million received by the QSF from historic third-party insurers in settlement of coverage disputes) to the structure. Please clarify whether or not you intend to consolidate such qualified service fund or special purpose entity. Refer to your basis in the accounting literature.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202)-551-3365, Dean Suehiro at (202) 551-3384 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant

cc: Judith Reinsdorf – General Counsel